UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

ProElite, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74266D303

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

July 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74266D303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

IN

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

165,568,000 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

165,568,000 (1)

10.	SHARED DISPOSITIVE POWER
☐
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,568,000 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.2% (2)

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

(1)     The 165,568,000 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) reported in this Schedule 13D represent shares of Common Stock that become exercisable by the Reporting Person on September 10, 2012, pursuant to an Option to Purchase Common Stock (the “Option”), dated January 25, 2012, granted to the Reporting Person by Stratus Media Group, Inc. (“SMGI”). The exercise price of the Option is $0.05 per share.

(2)     The calculation of the foregoing percentage is based on 66,854,726 shares of Common Stock outstanding on June 30, 2011, as reported in the Issuer’s Form 8-K filed with the Commission on September 27, 2011.

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CUSIP No.	74266D303

Item 1.	Security and Issuer.

The name of the issuer of the class of equity securities to which this statement relates is ProElite, Inc., a New Jersey corporation (the “Issuer”). The class of equity security to which this statement relates is the Issuer’s Common Stock, par value $0.0001 per share. The address of the Issuer’s principal executive offices is: 12121 Wilshire Boulevard, Suite 1001, Los Angeles, CA 90025.

Item 2.	Identity and Background.

(a)-(c),(f)	This Schedule 13D is being filed by Isaac Blech (the “Reporting Person”), a natural person who is a United States citizen. The Reporting Person is a private investor whose business address is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019.

(d), (e)	The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 25, 2012, Stratus Media Group, Inc. (“SMGI”) granted the Option to the Reporting Person in connection with the issuance of a promissory note (the “Note”) to the Reporting Person. The Note is for an aggregate principal amount of $1,000,000, has an interest rate of 0.19% per annum and matured on May 24, 2012.

The initial number of shares of Common Stock underlying the Option was 82,784,000. Pursuant to the terms of the Option, if the amount due under the Note was not paid in full by maturity, the amount of shares underlying the Option increased by 41,392,000 shares of Common Stock, and will continue to increase by an additional 41,392,000 shares of Common Stock every thirty (30) days until the entire amount due and owing under the Note is paid in full.

The exercise price of the Option is $0.05 per share. The Option may be exercised by the holder thereof on a cashless basis. The Option contains a limitation on exercise which prohibits the holder thereof to exercise the Option to the extent that after giving effect to such exercise, the holder (together with his affiliates and any other persons acting in a group therewith) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the delivery of shares of Common Stock upon such exercise. The limitation on exercise may be waived by the holder of the Option on not less than 61 days prior notice to SMGI. On July 11, 2012, the Reporting Person notified SMGI of the waiver of such limitation on exercise, effective September 10, 2012.

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The funds used for the acquisition of the Option and the Note came from personal funds of the Reporting Person. No borrowed funds were used to purchase the Option and the Note.

The foregoing descriptions of the Option and the Note are not complete and are qualified in their entirety by reference to the full text of the Option and the Note, which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The responses to Item 3 are incorporated herein by reference.

The Reporting Person has acquired the Option and the Note for investment purposes. The Reporting Person intends to review his holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Person’s overall strategic objectives and financial condition, the Reporting Person may from time to time consider a number of possible strategies intended to enhance the value of his investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Person’s assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Person will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Person will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Person. The Reporting Person reserves the right, at any time and the Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	As of July 11, 2012, the Reporting Person beneficially owns 165,568,000 shares of Common Stock, representing approximately 71.2% of the shares of Common Stock outstanding, based on 66,854,726 shares of Common Stock outstanding on June 30, 2011 as reported in the Issuer’s Form 8-K filed with the Commission on September 27, 2011.

Reporting Person has the sole power to vote or direct the vote of 165,568,000 shares of Common Stock.

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(c)	Except as described herein, the Reporting Person has not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Option to Purchase Common Stock, dated January 25, 2012

Exhibit 2	Promissory Note, dated January 25, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2012

/s/ Isaac Blech
Name: Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

ProElite, Inc.

STRATUS MEDIA GROUP, INC.

OPTION TO PURCHASE COMMON STOCK

To Purchase Shares of Common Stock of ProElite, Inc.

Date of Issuance: January 25, 2012

THIS CERTIFIES THAT, for value received, Isaac Blech or his permitted registered assigns (the “Holder”), is entitled to subscribe for and purchase at the Exercise Price (defined below) from Stratus Media Group, Inc., a Nevada corporation (the “Company”), up to the Total Exercisable Number of Shares (as defined below) of the common stock of the ProElite, Inc., a New Jersey corporation (“PEI”), par value $.0001 per share (the “Common Stock”). This option (“Option”) is being issued as consideration for Holder making a loan to the Company in the principal amount of One Million Dollars ($1,000,000), memorialized in that Promissory Note of even date herewith given by the Company to the Holder (the “Promissory Note”). As of the date of this Option, the Company owns shares of PEI Series A Preferred Stock (the “Preferred Stock”), which is convertible into shares of Common Stock (the “Conversion Shares”). This Option pertains to the Conversion Shares issuable upon conversion of the Preferred Stock.

1.          Definitions. As used herein, the following terms have the following respective meanings:

(A)     “Exercise Period” means the period commencing on the date hereof and ending on the fifth (5th) anniversary of the date hereof, unless sooner terminated as provided below.

(B)     “Exercise Price” means $0.05 per Exercise Share, subject to adjustment pursuant to Section 4 below.

(C)     “Exercise Shares” means the shares of Common Stock deliverable upon any exercise of this Option.

(D)     “Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange, The NASDAQ Global Market, the NASDAQ Global Select Market or The NASDAQ Capital Market.

(E)     “Fundamental Transaction” means that PEI shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of PEI to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Stock.

ProElite, Inc.

(F)     “Initial Exercisable Number of Shares” means 82,784,000 shares of Common Stock.

(G)     “ Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(H)     “Total Exercisable Number of Shares” means the Initial Exercisable Number of Shares, provided, however, that if the entire amount due and owing under the Promissory Note is not paid in full by the Maturity (as defined therein), the “Total Exercisable Number of Shares” shall increase by 41,392,000 additional shares of Common Stock, and shall increase again by 41,392,000 additional shares of Common Stock every successive thirty (30) days thereafter until the entire amount due and owing under the Promissory Note is paid in full.

(I)     “Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on any Eligible Market, (b) if the Common Stock is not then listed or quoted and traded on any Eligible Market, then a day on which trading occurs on the OTC Bulletin Board (or any successor thereto), or (c) if trading does not occur on the OTC Bulletin Board (or any successor thereto), any business day.

(J)     “Trading Market” means any Eligible Market, or any national securities exchange, market or trading or quotation facility on which the Common Stock is then listed or quoted.

2.          Representations and Warranties. The Company hereby represents and warrants to Holder that the Initial Exercisable Number of Shares subject to this Option constitutes no less than 4.99 percent of the outstanding equity of PEI as of the date hereof.

3.          Exercise of Option. The rights represented by this Option may be exercised in whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth on the signature page hereto (or at such other address as it may designate by notice in writing to the Holder):

(A)     an executed Notice of Exercise in the form attached hereto; and

(B)     payment of the Exercise Price either (i) in cash or by wire transfer of immediately available funds or (ii) pursuant to Section 3.1 below.

Execution and delivery of the Notice of Exercise shall have the same effect as cancellation of the original Option and issuance of a new Option evidencing the right to purchase the remaining number of Exercise Shares, if any.

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ProElite, Inc.

The Company shall arrange for certificates for shares purchased hereunder to be transmitted by the transfer agent of PEI to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission system if PEI is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise, within three (3) business days from the delivery to the Company of the Notice of Exercise and payment of the aggregate Exercise Price as set forth above. This Option shall be deemed to have been exercised on the date the Exercise Price is received by the Company.

The person in whose name any certificate or certificates for Exercise Shares are to be delivered upon exercise of this Option shall be deemed to have become the holder of record of such shares on the date on which payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such payment is a date when the stock transfer books of PEI are closed, such person shall be deemed to have become the holder of such shares at the open of business on the next succeeding date on which the stock transfer books are open.

Subject to the final sentence of this paragraph and to the extent permitted by law, the Company’s obligations to deliver Exercise Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or entity or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other person or entity of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person or entity, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the transfer of Exercise Shares. The Holder shall, subject to the following proviso, have the right to pursue any remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Exercise Shares upon exercise of this Option as required pursuant to the terms hereof.

3.1     Net Share Exercise.  If during the Exercise Period (i) the Fair Market Value (as defined below) of one share of the Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), and (ii) the Exercise Shares are not registered for resale pursuant to an effective registration statement, in lieu of exercising this Option by payment of cash or by wire transfer of immediately available funds, the Holder may, at his own discretion, effect a “net share exercise” of this Option, in which event, if so effected, the Holder shall receive Exercise Shares equal to the value (as determined below) of this Option (or the portion thereof being canceled) by delivering the properly endorsed Notice of Exercise to the principal office of the Company in which event the Company shall deliver to the Holder a number of shares of Common Stock computed using the following formula:

X = Y(A-B)

      A

Where X   =     the number of Exercise Shares to be delivered to the Holder

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ProElite, Inc.

Y   =     the number of Exercise Shares with respect to which this Option is being exercised

A   =     the Fair Market Value (as defined below) of one share of the Company’s Common Stock (at the date of such calculation)

B   =     the Exercise Price (as adjusted to the date of such calculation)

For purposes of this Option, the “Fair Market Value” of one share of Common Stock means (i) the average of the closing sales prices for the shares of Common Stock on an Eligible Market where the Common Stock is listed or traded as reported by Bloomberg Financial Markets (or a comparable reporting service of national reputation selected by the Company and reasonably acceptable to the Holder if Bloomberg Financial Markets is not then reporting sales prices of such security) (collectively, “Bloomberg”) for the ten (10) consecutive trading days immediately before the Exercise Date, or (ii) if an Eligible Market is not the principal Trading Market for the shares of Common Stock, the average of the reported sales prices reported by Bloomberg on the principal Trading Market for the Common Stock during the same period, or, if there is no sales price for such period, the last sales price reported by Bloomberg for such period, or (iii) if neither of the foregoing applies, the last sales price of such security in the over-the-counter market on the pink sheets or bulletin board for such security as reported by Bloomberg, or if no sales price is so reported for such security, the last bid price of such security as reported by Bloomberg, or (iv) if “Fair Market Value” cannot be calculated as of such date on any of the foregoing bases, the “Fair Market Value” shall be as mutually determined by the Board of Directors of the Company and the Holder in the exercise of their respective good faith judgment.

3.2     Issuance of New Options. Upon any partial exercise of this Option, the Company, at its expense, will forthwith and, in any event within five (5) business days, issue and deliver to the Holder a new Option or Options of like tenor, registered in the name of the Holder, exercisable, in the aggregate, for the balance of the number of shares of Common Stock remaining available for purchase under this Option.

3.3     Payment of Taxes and Expenses. The Company shall pay any recording, filing, stamp or similar tax which may be payable in respect of any transfer involved in the issuance of, and the preparation and delivery of certificates (if applicable) representing, (i) any Exercise Shares purchased upon exercise of this Option and/or (ii) new or replacement Options in the Holder’s name or the name of any transferee of all or any portion of this Option; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance, delivery or registration of any certificates for Exercise Shares or Options in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Option or receiving Exercise Shares upon exercise hereof.

3.4     Certain Conversion Limits. Holder shall not have the right to exercise this Option to the extent that after giving effect to such exercise, Holder (together with any affiliate of Holder and any other Person acting as a group together with Holder or any affiliate of Holder) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the delivery of shares of Common Stock deliverable upon exercise of the Option. The provisions of this section may be waived by Holder upon not less than 61 days prior notice to the Company.

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ProElite, Inc.

4.          Adjustment of Exercise Price and Shares. The Exercise Price and number of Exercise Shares deliverable upon exercise of this Option shall be adjusted from time to time as follows:

4.1     Adjustment upon Subdivision or Combination of Common Stock. If PEI at any time on or after the date hereof subdivides (by any stock split, reverse stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately before such subdivision will be proportionately reduced and the number of Exercise Shares will be proportionately increased. If PEI at any time on or after the date hereof combines (by any stock split, reverse stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately before such combination will be proportionately increased and the number of Exercise Shares will be proportionately decreased. Any adjustment under this Section 4.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.2     Calculation of Number of Exercise Shares. The number of Exercise Shares hereunder assumes and is based on the conversion by the Company of the Preferred Stock and the receipt of the Conversion Shares.

5.          Rights Upon Distribution of Assets. If PEI shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Option, then, in each such case:

(A)     any Exercise Price in effect immediately before the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the closing bid price of the shares of Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one share of Common Stock, and (ii) the denominator shall be the closing bid price of the shares of Common Stock on the Trading Day immediately preceding such record date; and

(B)     the number of Exercise Shares shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately before the close of business on the record date fixed for the determination of holders of shares of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (A); provided that in the event that the Distribution is of shares of Common Stock (or common stock) (“Other Shares of Common Stock”) of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a Option to purchase Other Shares of Common Stock in lieu of an adjustment in the number of Exercise Shares, the terms of which shall be identical to those of this Option, except that such Option shall be exercisable into the number of shares of Other Shares of Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Option immediately before such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Option was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (A) and the number of Exercise Shares calculated in accordance with the first part of this paragraph (B).

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ProElite, Inc.

6.          Purchase Rights; Fundamental Transactions. The Company shall ensure that the Holder shall have the benefit of and the Exercise Shares shall be subject to and have the benefit of the following provisions:

6.1     Purchase Rights. In addition to any adjustments pursuant to Section 4 above, if at any time PEI grants, issues or sells any options, convertible securities or rights to purchase stock, Options, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Company shall ensure that the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Option (without regard to any limitations on the exercise of this Option) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

6.2     Fundamental Transactions. The Company shall ensure that in the case of a Fundamental Transaction that this Option shall be exchangeable for a security of the successor entity with an adjusted exercise price equal to the value of the shares of Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Option (without regard to any limitations on the exercise of this Option) before such Fundamental Transaction. In addition to and not in substitution for any other rights hereunder, before the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Option at any time after the consummation of the Fundamental Transaction but before the end of the Exercise Period, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Option before such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including Options or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Option been exercised immediately before such Fundamental Transaction. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Company shall ensure that the Holder shall be given the same choice as to the consideration it receives upon any exercise of this Option following such Fundamental Transaction. The provisions of this Section 5.2 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Option. Notwithstanding the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the fifteenth (15th)day after consummation of such Fundamental Transaction, the Company (or the successor entity) shall purchase this Option from the Holder by paying to the Holder, within five (5) business days after such request (or, if later, within two (2) business days after the effective date of the Fundamental Transaction), cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Option on the date of such Fundamental Transaction.

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ProElite, Inc.

7.          Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its articles of incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Option, and will at all times in good faith carry out all the provisions of this Option. Without limiting the generality of the foregoing, the Company shall not permit PEI to increase the par value of any shares of Common Stock receivable upon the exercise of this Option above the Exercise Price then in effect, and shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally transfer to Holder fully-paid and nonassessable shares of Common Stock upon the exercise of this Option.

8.          Fractional Shares. No fractional shares shall be delivered upon the exercise of this Option as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Option may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the number of Exercise Shares to be delivered will be rounded down to the nearest whole share.

9.          No Stockholder Rights. Other than as provided herein, this Option in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of PEI.

10.          Transfer of Option. Subject to applicable laws, this Option and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Option and the form of assignment attached hereto to any transferee designated by Holder. The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company and its counsel. Any purported transfer of all or any portion of this Option in violation of the provisions of this Option shall be null and void.

11.          Lost, Stolen, Mutilated or Destroyed Option. If this Option is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Option, include the surrender thereof), issue a new Option of like denomination and tenor as this Option so lost, stolen, mutilated or destroyed. Any such new Option shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Option shall be at any time enforceable by anyone.

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ProElite, Inc.

12.          Notices, etc. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile to the facsimile number specified in writing by the recipient if sent during normal business hours of the recipient on a Trading Day, if not, then on the next Trading Day, (c) the next Trading Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and (d) when sent by electronic mail to the electronic mail address specified in writing by the recipient if sent during normal business hours of the recipient on a Trading Day, if not, then on the next Trading Day. All communications shall be sent to the Company at the address (or electronic mail address) listed on the signature page hereto and to Holder at the applicable address (or electronic mail address) or at such other address (or electronic mail address) as the Company or Holder may designate by ten days advance written notice to the other parties hereto.

13.          Successors and Assigns; No Third Party Beneficiaries. This Option shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns. Subject to the foregoing, nothing in this Option shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action hereunder.

14.          Acceptance. Receipt of this Option by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

15.          Governing Law. This Option and all rights, obligations and liabilities hereunder shall be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction. The parties hereby consent to the jurisdiction of the federal and state courts that are located in New York County, New York, for purposes of any action that is brought in connection with this Option. THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR CROSS CLAIM ARISING OUT OF OR IN CONNECTION WITH THIS OPTION.

16.          Amendment or Waiver. This Option may be amended only in writing signed by the Company and the Holder or their respective, permitted successors or assigns.

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ProElite, Inc.

IN WITNESS WHEREOF, the Company has caused this Option to be executed by its duly authorized officer as of the date first written above.

STRATUS MEDIA GROUP, INC.

By:
Name:
Title:

3 E. De La Guerra Street
Santa Barbara, California 93101

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ProElite, Inc.

NOTICE OF EXERCISE

TO: STRATUS MEDIA GROUP, INC.

The undersigned hereby elects to purchase [_____] shares of the common stock, par value $0.001 (the “Common Stock”), of ProElite, Inc., a New Jersey corporation (“PEI”), pursuant to the terms of the attached Option, and tenders herewith payment of the exercise price in           full, together with all applicable transfer taxes, if any.

Please issue the certificate for shares of Common Stock in the name of:

(Print or Type Name)

(Social Security or other Identifying Number)

(Street Address)

(City, State, Zip Code)

(3)     If such number of shares shall not be all the shares purchasable upon the exercise of the Options evidenced by this Option, a new Option certificate for the balance of such Options remaining unexercised shall be registered in the name of and delivered to:

Please insert social security or other identifying number:

(Please print name and address)

Dated:
(Signature)

(Print Name)

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ProElite, Inc.

ASSIGNMENT FORM

(To assign the foregoing Option, execute this form and supply the required information.

Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Option and all rights evidenced thereby are hereby assigned to:

Name:
(Please Print)

Address:
(Please Print)

Dated:

Holder’s Signature:

Holder’s Address:
(Please Print)

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Option, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Option.

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PROMISSORY NOTE

$1,000,000	January 25, 2012
Santa Barbara, California

FOR VALUE RECEIVED, the undersigned, Stratus Media Group, Inc., a Nevada corporation (“Borrower”), hereby unconditionally promises to pay to Isaac Blech, an individual (“Holder”), the principal sum of One Million Dollars ($1,000,000), together with interest at a rate of 0.19%, which is intended to be the Applicable Rate (as hereinafter defined) on the unpaid principal from time to time outstanding under this Note. The “Applicable Rate” shall mean the short term “applicable federal rate” as set forth in Section 1274(d) of the Internal Revenue Code of 1986, as amended, as such rate is adjusted from time to time.

1.          Maturity. Principal and accrued interest on this Note shall be due and payable in full on the earlier to occur of (a) 120 days from the date hereof or (b) the receipt by Borrower of net proceeds of One Million Dollars ($1,000,000) from a private placement of Borrower’s securities currently being conducted by the Company.

2.          Prepayment. Borrower shall have the right to prepay this Note, in whole or in part, at any time and from time to time without penalty or premium.

3.          Application of Payments. Each payment made under this Note shall be applied (a) first, to accrued and unpaid interest, and (b) second, to the principal balance of this Note.

4.          Representations and Warranties. Borrower represents and warrants to Holder, as of the date hereof, as follows:

(a)     Borrower is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada.

(b)     Borrower has all requisite power and authority to enter into this Note and to consummate the transactions contemplated hereby. This Note has been duly executed and delivered by Borrower and constitutes a valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(c)     The execution and delivery by Borrower of this Note does not and will not (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or (ii) give rise to a right of termination, cancellation, modification or acceleration of any liability or loss of any benefit under any (A) provision of the certificate of incorporation, bylaws, or similar governing documents of Borrower, (B) contract to which Borrower is a party or to which it or any of its assets is subject or bound, or (C) law.

(d)     No consent or order is required by or with respect to Borrower in connection with the execution and delivery of this Note by Borrower except for (i) filings and notices required under applicable securities laws and (ii) such other consents that if not obtained or made would not individually or in the aggregate reasonably be expected to have a material adverse effect on Borrower’s ability to fulfill its obligations hereunder.

5.          Withholding. Notwithstanding any other provision hereof, (a) Borrower may withhold from any payment made hereunder any amount required to be paid to any tax authority in connection with such payment and (b) in the event Borrower has a withholding obligation with respect to a payment made other than in cash (a “Noncash Payment”), Holder shall, upon demand by Borrower, remit to Borrower an amount equal to such withholding obligation, which Borrower shall thereafter remit to the applicable tax authority, and such Noncash Payment shall be subject to such remittance.

6.          Default. For purposes of this Note, the term “default” shall include any of the following:

(a)     The failure by Borrower to pay any amounts due under any of this Note on the stated due date;

(b)     A material breach by Borrower of any other term or provision of this Note or the Securities Purchase Agreement of even date herewith between Holder and Borrower, which breach continues for thirty (30) days;

(c)     The acceleration of any indebtedness of Borrower or any of its subsidiaries for borrowed money as a result of a default or breach of or under any agreement for such borrowed money;

(d)     Borrower or any of its material subsidiaries shall (i) make an assignment for the benefit of creditors or petition or apply to any tribunal for the appointment of a custodian, receiver or trustee for it or a substantial part of its assets, (ii) commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, (iii) have had any such petition or application filed or any such proceeding commenced against it that is not dismissed within ninety (90) days, (iv) indicate, by any act or intentional and purposeful omission, its consent to, approval of or acquiescence in any such petition, application, proceeding or order for relief or the appointment of a custodian, receiver or trustee for it or a substantial part of its assets, or (v) suffer any such custodianship, receivership or trusteeship to continue undischarged for a period of ninety (90) days or more;

(e)     Borrower or any of its material subsidiaries shall adopt a plan of merger, consolidation, liquidation or dissolution, or the charter thereof shall expire or be revoked; or

(f)     The entry against Borrower or any of its subsidiaries of a judgment or decree in excess of Two Hundred Fifty Thousand Dollars ($250,000) which has become nonappealable and has remained undischarged, unsatisfied by insurance and unstayed for more than twenty (20) days, whether or not consecutive.

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Upon any default, Holder may, at its option, accelerate repayment of this Note, in which case the entire principal amount outstanding under this Note, all interest accrued thereon, and all other amounts owing hereunder shall be due and payable immediately. If there shall occur a default described in subparagraph (d), the entire principal amount outstanding under this Note, and interest accrued thereon, and all other amounts owing hereunder shall be immediately due and payable without any action by Holder.

Holder shall have a full right of offset for any amounts due upon such a default against any amounts payable by Holder to Borrower.

7.          Notices. Any notice from Holder to Borrower shall be delivered in writing, by registered or certified United States mail (postage prepaid and return receipt requested) or by reputable overnight delivery service, to Borrower at Stratus Media Group, Inc., 3 East de la Guerra Street, Second Floor, Santa Barbara, California 93101 (or to any other address that Borrower may subsequently give to Holder in the foregoing manner). Any such notice from Holder that is sent to Borrower in the foregoing manner shall be deemed to have been delivered three (3) days after deposit in the United States mail or one day after delivery to an overnight delivery service.

8.          Waivers. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest, notice of default and any and all lack of diligence or delay by Holder in the collection or enforcement of this Note. Holder shall not be deemed to have waived any right or remedy that it has under this Note or applicable law unless it has expressly waived the same in writing or unless this Note expressly provides a period of time in which the right or remedy must be exercised. The waiver by Holder of a right or remedy shall not be construed as a waiver of any other right or remedy or of any subsequent right or remedy of the same kind.

9.          Miscellaneous.

(a)     If any provision of this Note is determined by an arbitrator or a court of competent jurisdiction to be invalid, illegal or unenforceable, that provision shall be deemed severed from this Note, and the validity, legality and enforceability of the remaining provisions of this Note shall remain in full force and effect.

(b)     If Holder ever receives any interest payment on this Note in excess of the maximum interest permitted by applicable law, such excess amount shall, at Holder’s option, be applied to the reduction of the unpaid principal balance of this Note or returned to Borrower.

(c)     This Note shall be governed by the internal laws of the State of New York without giving effect to conflict-of-law principles. Borrower and Holder consent to the jurisdiction of the federal and state courts that are located in New York County, New York, for purposes of an action that is brought to enforce this Note.

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(d)     No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(e)     All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

(f)     Time is of the essence hereof. Immediately upon any default hereunder, Borrower may exercise all rights and remedies provided for herein and by law or equity, including, but not limited to, the right to immediate payment in full of this Note.

10.          Successors and Assigns. This Note may be assigned or transferred by Holder to any person. Borrower may not assign or transfer this Note or any of its rights or obligations hereunder without the prior written consent of Holder. This Note shall inure to the benefit of, and be binding upon, the parties and their permitted assigns.

11.          WAIVER OF JURY TRIAL. BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED IN CONRACT, TORT, OR ANY OTHER THEORY.

12.          Costs of Enforcement. Borrower will, upon demand, pay to Holder the amount of any and all reasonable out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of its counsel, which Holder may incur in connection with the enforcement or collection of this Note. Until so paid, any amounts payable hereunder shall be added to the principal amount of this Note and shall bear interest at the rate provided under this Note.

IN WITNESS WHEREOF, Borrower has executed and delivered this Note as of the date first written above.

Stratus Media Group, Inc.

By:
Name:	Paul Feller, Chief Executive Officer

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